SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




           RYANAIR ANNOUNCES PISA AS ITS 14th EUROPEAN BASE
        AND ADDS 3 NEW ROUTES TO DUBLIN, EINDHOVEN AND ALGHERO
                 20,000 SEATS FOR ONLY EUR1* FROM PISA

Ryanair, Europe's No. 1 low fares airline today (Wednesday, 20th July 2005) named Pisa as its 14th European base and announced 3 new routes to Dublin, Eindhoven and Alghero bringing the total number of Ryanair routes from Pisa to 10.

Michael O'Leary, CEO of Ryanair today in Pisa, said:

        "Ryanair is delighted to announce Pisa as its 14th European base. Pisa will now benefit from 2 brand new Boeing 737-800 Ryanair aircraft at a cost of $120M and 3 new routes that will deliver 1.2M passengers in the first full year of operation.

        "In 1998, we launched our first Italian route to Pisa and since then demand for Ryanair's low fares in Italy has been phenomenal. Today Ryanair operates 67 routes to/from Italy and will this year bring more European visitors to Italy than any other airline, including Alitalia. "In the last 7 years Ryanair has carried nearly 4M passengers through Pisa and today's new route announcement firmly establishes Pisa as the main international and low fare airport for the Tuscany and Umbria regions.

        "To celebrate, 20,000 seats for only EUR1*will be available on Ryanair's routes from Pisa and we urge all passengers to book straight away as demand for fares this low will be huge".

                        RYANAIR ROUTES FROM PISA BASE

              ALGHERO                      DAILY (12th Jan)
              BARCELONA                    DAILY
              BRUSSELS                     DAILY
              DUBLIN                       DAILY (10th Oct)
              EINDHOVEN                    DAILY (12th Jan)
              FRANKFURT                    DAILY
              GLASGOW                      DAILY
              HAMBURG                      DAILY
              LIVERPOOL                    DAILY
              LONDON                       3 DAILY

*excluding taxes and charges


Ends.                            Wednesday, 20th July 2005



For further information:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants
Tel: 00 353 1 8121228            Tel: 00 353 1 4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 July, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director